UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

A10 Networks, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

002121101

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 1, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,168,854**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,168,854**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,168,854**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

** Includes 159,800 shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,603,704*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,603,704*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,603,704*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

PN

* Includes 350,200 shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,168,854*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,168,854*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,168,854*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 159,800 shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,603,704*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,603,704*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,603,704*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

OO

* Includes 350,200 shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,772,558*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,772,558*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,772,558*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IA

* Includes 510,000 shares underlying call options currently exercisable as further described in Item 6.

6

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,772,558*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,772,558*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,772,558*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 510,000 shares underlying call options currently exercisable as further described in Item 6.

7

CUSIP No. 002121101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,009,054 Shares beneficially owned by Series One is approximately $12,646,929, including brokerage commissions. The aggregate purchase price of the 159,800 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series One is approximately $556,138, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,253,504 Shares beneficially owned by VSO II is approximately $14,519,009, including brokerage commissions. The aggregate purchase price of the 350,200 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $995,922, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 73,798,417 Shares outstanding, which is the total number of Shares outstanding as of October 25, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2018.

A.	Series One
(a)	As of the close of business on November 1, 2018, Series One beneficially owned 2,168,854 Shares, including 159,800 Shares underlying call options currently exercisable.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,168,854
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,168,854

(c)	The transactions in the Shares by Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on November 1, 2018, VSO II beneficially owned 2,603,704 Shares including 350,200 Shares underlying call options currently exercisable.

8

CUSIP No. 002121101

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,603,704
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,603,704

(c)	The transactions in the Shares by VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 2,168,854 Shares beneficially owned by Series One.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,168,854
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,168,854

(c)	VIEX GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the shares on behalf of Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,603,704 Shares beneficially owned by VSO II.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,603,704
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,603,704

(c)	VSO GP II has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 2,168,854 Shares beneficially owned by Series One and (ii) 2,603,704 Shares beneficially owned by VSO II.

Percentage: Approximately 6.5%

9

CUSIP No. 002121101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,772,558
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,772,558
(c)	VIEX Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Series One and VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 2,168,854 Shares beneficially owned by Series One and (ii) 2,603,704 Shares beneficially owned by VSO II.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,772,558
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,772,558
(c)	Mr. Singer has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Series One and VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Interest in Securities of the Issuer.

Item 6 is hereby by amended to add the following:

Series One has purchased in over-the-counter market American-style call options referencing an aggregate of 105,000 Shares, which have an exercise price of $2.50 and expire on February 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Series One has purchased in over-the-counter market American-style call options referencing an aggregate of 54,800 Shares, which have an exercise price of $5.00 and expire on February 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Series One has sold in over-the-counter market American-style put options referencing an aggregate of 137,100 Shares, which have an exercise price of $7.50 and expire on February 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Series One has sold in over-the-counter market American-style put options referencing an aggregate of 32,600 Shares, which have an exercise price of $7.50 and expire on November 16, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

10

CUSIP No. 002121101

VSO II has purchased in over-the-counter market American-style call options referencing an aggregate of 105,000 Shares, which have an exercise price of $2.50 and expire on February 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has purchased in over-the-counter market American-style call options referencing an aggregate of 245,200 Shares, which have an exercise price of $5.00 and expire on February 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has sold in over-the-counter market American-style put options referencing an aggregate of 170,500 Shares, which have an exercise price of $7.50 and expire on February 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has sold in over-the-counter market American-style put options referencing an aggregate of 48,800 Shares, which have an exercise price of $7.50 and expire on November 16, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

11

CUSIP No. 002121101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2018

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

12

CUSIP No. 002121101

SCHEDULE A

Transactions in the Shares of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Sale of Common Stock	(2,007)	6.7713	09/11/2018
Purchase of Common Stock[1]	1,800	7.5000	09/25/2018
Purchase of Common Stock[1]	12,000	7.5000	10/31/2018

VIEX special opportunities fund ii, LP

Purchase of Common Stock	33,685	6.7700	09/04/2018
Purchase of Common Stock	27,392	6.5413	09/05/2018
Purchase of Common Stock	24,536	6.5705	09/07/2018
Sale of Common Stock	(2,094)	6.7713	09/11/2018
Purchase of Common Stock	31,734	6.3000	09/17/2018
Purchase of Common Stock	50,000	6.2055	09/18/2018
Purchase of Common Stock	70,000	6.0708	09/21/2018
Purchase of Common Stock[1]	2,700	7.5000	09/25/2018
Purchase of Common Stock[1]	17,800	7.5000	10/31/2018

1 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have on expired on November 15, 2018.